Exhibit 99.1

Nebius Group(1) Announces Second Quarter 2024 Financial Results

AMSTERDAM, the Netherlands, August 1, 2024 – Yandex N.V. (to be renamed to Nebius Group), a Nasdaq-listed tech company building AI infrastructure businesses, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Q2 2024 Financial and Operational Highlights

Nebius Group is a technology company based in Europe that is seeking to build one of the largest commercially available AI infrastructure businesses. The company’s core business is an AI-centric cloud platform built for intensive AI workloads, which offers full-stack infrastructure, including large-scale GPU clusters, cloud platforms and tools and services, for AI developers.

In addition to our core Nebius AI infrastructure business, we are developing three other businesses that operate under their own distinctive individual brands:

●	Toloka AI – a data partner for all stages of AI development from training to evaluation;
●	TripleTen – a leading edtech player in the US and certain other markets, re-skilling people for careers in tech;
●	Avride – one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

Nebius AI

●	In Q2 2024, Nebius AI remained a key contributor to Nebius Group's total revenue.
●	Nebius AI's cloud revenue grew almost 60% QoQ, with ARR (Annual Recurring Revenue) exceeding USD 80 million as of July 2024.
●	This growth was driven by the scaling of GPU capacity sales across markets, and the expansion and diversification of the client base, particularly through the introduction of a self-service option in early Q2 2024, allowing customers to access GPU resources without traditional sales channels.
●	Nebius AI now serves over 30 managed clients, including prominent names such as Mistral AI, Luma AI (Luma Dream Machine), JetBrains (IntelliJ IDEA) and others.
●	In Q2 2024, Nebius AI began to expand its computing capacity at the Group’s Finnish data center to meet growing demand, which is expected to triple the facility's capacity upon completion in the first half of 2026. During Q2 2024, we secured the necessary construction permits and began procuring hardware.
●	In the beginning of July 2024, Nebius AI signed an agreement to rent a colocation data center in Paris. The addition of this second facility will allow us to expand the total DC capacity by approximately 25%. We plan to bring this new data center on stream by November 2024.

Toloka AI

●	In Q2 2024, Toloka AI rolled out data production for a large-scale Generative AI project with a global Big Tech customer, first piloted in Q1 2024. This is an important milestone in establishing Toloka’s presence on the Generative AI market.
●	With GenAI projects making up around 80% of revenue in Q2 2024, the expanded data production volumes led to a five-fold revenue increase Q-o-Q and a two-fold increase Y-o-Y.
●	Gross margin for GenAI stood at around mid- to high forties in Q2 2024, and Toloka expects to improve it going forward through expanding the capabilities of its technology platform, focusing on production efficiency, automation, and the use of synthetic data and auto-labeling.

(1) Yandex N.V. (the “Company” or the “Group”) is to be renamed to Nebius Group N.V. subject to shareholders approval at the Annual General Meeting on August 15, 2024.

●	Toloka’s operational capacity has significant potential for rapid expansion into new domains and languages. Having over 5,000 experts already onboarded to Mindrift, an expert contracting platform launched in April 2024, Toloka is able to add approximately 1,500 new experts monthly. Our new Mindrift platform is also instrumental in optimizing costs related to experts onboarding.

TripleTen

●	In June 2024 TripleTen was named as best overall provider in Fortune magazine’s ranking of software engineering bootcamps.
●	TripleTen’s Q2 2024 revenue was driven by a threefold Y-o-Y increase in the number of students enrolled in its bootcamp across key markets in the USA and Latin America.
●	Bookings, representing the total value of anticipated payments from students who have made an initial payment for a course, have grown fourfold Y-o-Y, positioning TripleTen to reach a run-rate bookings value of over USD 60 million by year-end.
●	In Q2 2024, TripleTen expanded its B2C offerings by launching an immersive study track in Cybersecurity, which is expected to drive student base growth and future bookings.
●	Additionally, in its pursuit of quality education balanced with cost optimization, TripleTen integrated an AI Tutor, an AI-powered study assistant, into all its study tracks. This feature facilitates learning progress while reducing service expenses associated with on-demand tutoring.

Avride

●	In Q2 2024, Avride focused on developing new generations of platforms for autonomous cars and delivery robots, with plans to expand its operating fleet based on these platforms and to add new models of cars and robots later in 2024.
●	The team also began on-road testing of newly redesigned autonomous driving technologies for both types of vehicles.
●	Avride is negotiating with several food- and ridetech companies to broaden its commercial reach, aiming to scale operations within and outside the US market. As part of the planned new partnerships, Avride intends to integrate over a hundred additional robots into commercial delivery services by the year-end.

Consolidated Results (2), (3), (4)

In USD millions	Three months ended June 30,			Six months ended June 30,
	2023	2024	Change	2023	2024	Change
Revenues	4.7	24.9	430%	9.2	36.3	295%
Adjusted EBITDA/(loss)	(68.6)	(68.1)	-1%	(133.9)	(139.0)	4%
Net loss from continuing operations	(74.3)	(39.3)	-47%	(151.5)	(118.9)	-22%
Adjusted net loss	(77.8)	(72.7)	-7%	(149.1)	(150.3)	1%

(2) The following measures presented in this release are “non-GAAP financial measures”: adjusted EBITDA/(loss) and adjusted net loss. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) Following the completion of the divestment of the Russia-based businesses, the Group changed the reporting currency from the Russian Ruble to the United States Dollar, which better reflects the geography of operations and key focus markets of the remaining businesses. Financial statements for the prior periods have been restated as if the change had occurred on January 1, 2022.

(4) On February 5, 2024, the Group announced the binding agreement with a purchaser consortium to sell all of the Group’s businesses in Russia and certain international markets. The transaction (the “Sale”) was approved by our Shareholders in early March and implemented in two closings (first closing was completed on May 17, 2024, and the final closing completed on July 15, 2024). In light of this Sale, in this quarter's financial report, we have classified the scope of the Group's businesses that was sold as discontinued operations, in line with ASC 205-20, Discontinued Operations criteria. As such, the assets, liabilities, and results of discontinued operations preceding the completion of the Sale are presented separately in the unaudited condensed consolidated balance sheets and statements of operations. For Q2 2024 such results of discontinued operations are presented only till the date of the first closing of the divestment when the Group sold its controlling stake in the businesses to be divested and deconsolidated the disposed businesses.

Additional financial information:

●	Cash and cash equivalents as of June 30, 2024 amounted to USD 2.3 billion on a consolidated basis. Following the final closing of the divestment occurred on July 15, 2024, the Group has USD 2.5 billion cash and cash equivalents and no debt.
●	Capital expenditures amounted to USD 161.6 million and USD 220.6 million for the three and six months ended June 30, 2024, respectively. We anticipate our capital expenditures to increase significantly in the coming quarters on the back of GPU and data center capacity expansion plans to support the planned growth of our businesses.
●	Cash outflow from operations amounted to USD 137.3 million and USD 209.4 million for three and six months ended June 30, 2024, respectively.

Corporate and Subsequent Events

●	In Q2 2024 the company successfully completed first closing of the divestment of its businesses based in Russia and certain international markets. The first closing took place on May 17, 2024, at which the company reduced its interest in businesses to be divested to approximately 28%. Additionally, an amendment to the articles of association, approved by shareholders in March 2024, took effect at the first closing. This amendment eliminated legacy governance mechanisms, including the "priority share" previously held by the Public Interest Foundation and its related rights to appoint two board members. Furthermore, four Russian board members resigned, resulting in a board currently composed of three members: John Boynton (Chairman), Rogier Rijnja, and Charles Ryan.
●	On July 10, 2024, the company completed the delisting of its Class A shares from the Moscow Exchange. The company remains listed on Nasdaq, where trading of its Class A shares has been halted since the end of February 2022. The company has notified Nasdaq of its full divestment of its businesses in Russia and certain international markets and is now awaiting a response from the exchange.
●	On July 15, 2024 the company sold its remaining interest of 28% in businesses based in Russia and certain international markets, fully severing any ownership interest in Russia. Following the second and final closing, the aggregate number of Class A and Class B ordinary shares outstanding is 199.0 million.
●	On July 18, 2024 the company published a Notice of the Annual General Meeting to be held on August 15, 2024. The agenda includes approval of the change of the company’s name to Nebius Group N.V., appointment of five new directors to the Board (including two executive directors, Arkady Volozh (CEO) and Ophir Nave (COO), and three non-executive directors, Elena Bunina, Esther Dyson and Kira Radinsky), authorization to repurchase shares, and an amendment to the company’s Equity Incentive Plan, among other things .

Loss from operations

In USD millions	Three months ended June 30,			Six months ended June 30,
	2023	2024	Change	2023	2024	Change
Loss from operations	(78.4)	(122.4)	56%	(152.4)	(204.4)	34%

Loss from operations amounted to USD 122.4 million in Q2 2024 compared to USD 78.4 million in Q2 2023. This dynamic was mainly associated with the growing scale of the operations for the remaining businesses as well as one-off transaction expenses directly related to the divestment of the Russia-based businesses and deal related payments.

Other income/(loss), net for Q2 2024 amounted to a loss of USD 14.7 million compared to other income of USD 6.4 million in Q2 2023. Other income/(loss), net includes foreign exchange losses of USD 13.8 million in Q2 2024 and foreign exchange gain of USD 6.8 million in Q2 2023.

Net loss from continuing operations (includes all businesses that were retained after the completion of the divestment of the Russia-based and certain other international businesses) was USD 39.3 million in Q2 2024, compared with net loss of USD 74.3 million in Q2 2023. The reduction of losses is primarily explained by a gain from revaluation of the remaining interest in the divested businesses between the first closing and June 30, 2024 in amount of USD 88.7 million, which more than offset an increase in operating expenses (as a result of expansion of the remaining businesses) and one-off transaction related costs.

A significant portion of the consideration for the divested businesses was received in the form of the Company’s Class A Shares. The acquisition of such shares by the Company is treated as a repurchase by the Company of its own shares for Dutch tax purposes, which would be subject to withholding tax at a 15% rate. However, we anticipate that all or substantially all of the shares so acquired will qualify as "temporary investments", given our intention and plan to use such shares for our employee equity incentive program and for further financial purposes. Qualification of shares as temporary investment provides the Company exemption from withholding tax liability. As of the end of June, the Company requested from the Dutch tax authortities the ruling in respect of the “temporary investment” position. In Q2 2024 financial statements the Company did not recognize any tax liability in respect to the shares received in the first closing of the Sale. The accounting position may change leading to the recognition of tax liability in the next periods depending on the new facts and circumstances.

The total number of shares issued and outstanding as of June 30, 2024 was 293,850,159, including 258,151,485 Class A shares and 35,698,674 Class B shares, and excluding 68,190,785 Class A shares held in treasury. The number of Class A shares received in the first closing as a part of consideration for the divestment is 67,632,122 Class A shares, which are held in treasury pending use under the Company’s equity incentive plans and for financing purposes. Following the final closing of the divestment on July 15, 2024, the total number of shares issued and outstanding decreased to 198,996,556, including 163,297,882 Class A shares and 35,698,674 Class B shares, and excluding 163,044,388 Class A shares held in treasury.

There were also outstanding employee share options to purchase up to an additional 2.2 million shares, at a weighted average exercise price of $38.39 per share, 1.9 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 1.2 million shares, of which RSUs to acquire 1.0 million shares were fully vested. In addition, we have outstanding awards in respect of our Avride business for 2.0 million shares (representing 5.9% of the fully diluted shares in Avride), 1.9 million of which were fully vested.

More information on Nebius Group can be found on https://nebius.group.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements our future financial and business performance, our business and strategy and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed on April 26, 2024, and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.1 to our Current Report on Form 6-K dated February 8, 2024, which are available on our investor relations website at https://nebius.group/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of August 1, 2024, and the Company undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, and (3) income/(loss) from equity method investments.
●	Adjusted net income / (loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, less (1) foreign exchange gains and (2) revaluation of investment in the divested businesses. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly certain share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income from discontinued operations

Net income from discontinued operations represent the results of the divested business, net of tax, net income from discontinued operations attributable to noncontrolling interests and the result of divestment. Result of the divestment is calculated as fair value of consideration received plus fair value of the remaining interest in the divested businesses and accumulated other comprehensive loss related to the sold perimeter less net assets of the disposed business as of first closing of the divestment. We present Adjusted net loss exсluding any effects of our discontinued operations.

Certain SBC expense

SBC is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2023 and H1 2024, we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA/(loss) and adjusted net loss.

Foreign exchange gains/(losses)

Because we hold certain assets and liabilities in currencies that differ from the United States Dollar, the Company’s current reporting currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA/(loss), adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net loss and adjusted EBITDA/(loss) exclude certain expenses related to the divestment and other similar one-off expenses.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

Gain from revaluation of investment in the divested businesses

Following the first closing of the divestment the Company held a remaining interest of approximately 28% in businesses to be divested. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. Gain from revaluation of investment in these businesses in Q2 2024 was excluded from Adjusted net loss.

Nebius Group

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	June 30,
	2023*	2024
	USD	USD
ASSETS
Cash and cash equivalents	116.1	2,325.5
Accounts receivable	4.6	12.4
Investment in equity securities held-for-sale	-	1,569.2
Investments in debt securities	5.1	-
Prepaid expenses	21.4	33.1
VAT reclaimable	16.1	5.9
Other current assets	16.9	19.7
Current assets from discontinued operations	3,286.2	-
Total current assets	3,466.4	3,965.8
Property and equipment	132.5	328.3
Intangible assets	4.6	4.7
Operating lease right-of-use assets	18.7	9.9
Equity method investments	6.4	6.4
Investments in non-marketable equity securities	90.7	90.7
Other non-current assets	15.5	8.3
Non-current assets from discontinued operations	5,035.9	-
Total non-current assets	5,304.3	448.3
TOTAL ASSETS	8,770.7	4,414.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	59.2	47.6
Debt, current portion	6.8	6.5
Income and non-income taxes payable	11.9	8.7
Deferred revenue	7.4	13.8
Current liabilities from discontinued operations	3,791.0	-
Total current liabilities	3,876.3	76.6
Operating lease liabilities	9.7	3.8
Other accrued liabilities	0.2	0.1
Non-current liabilities from discontinued operations	1,580.9	-
Total non-current liabilities	1,590.8	3.9
Total liabilities	5,467.1	80.5
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	9.2	9.2
Treasury shares at cost	(19.6)	(950.8)
Additional paid-in capital	1,812.2	1,842.9
Accumulated other comprehensive income	(2,365.3)	(20.8)
Retained earnings	3,866.9	3,452.9
Total equity attributable to the Company	3,303.4	4,333.4
Noncontrolling interests	0.2	0.2
Total shareholders’ equity	3,303.6	4,333.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,770.7	4,414.1

*  Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations and change in reporting currency

Nebius Group

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2023*	2024	2023*	2024
	USD	USD	USD	USD

Revenues	4.7	24.9	9.2	36.3
Operating costs and expenses:
Cost of revenues(1)	5.9	18.1	14.6	27.0
Product development(1)	28.7	34.7	58.7	59.6
Sales, general and administrative(1)	42.0	83.0	74.9	133.7
Depreciation and amortization	6.5	11.5	13.4	20.4
Total operating costs and expenses	83.1	147.3	161.6	240.7
Loss from operations	(78.4)	(122.4)	(152.4)	(204.4)
Interest income	1.0	12.7	2.2	13.1
Income/(loss) from equity method investments	(1.4)	88.7	(2.2)	88.7
Other income/(loss), net	6.4	(14.7)	2.3	(15.7)
Net loss before income taxes	(72.4)	(35.7)	(150.1)	(118.3)
Income tax expense	1.9	3.6	1.4	0.6
Net loss from continuing operations	(74.3)	(39.3)	(151.5)	(118.9)
Discontinued operations:
Net income from discontinued operations, net of tax (2)	255.4	185.5	410.9	450.3
Net income from discontinued operations attributable to noncontrolling interests	(4.8)	-	(24.6)	-
Loss from disposal (3)	-	(243.7)	-	(745.4)
Net income / (loss) from discontinued operations attributable to the Company	250.6	(58.2)	386.3	(295.1)
Net income / (loss) attributable to the Company	176.3	(97.5)	234.8	(414.0)

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations and change in reporting currency

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation.

(2) Net income from discontinued operations represent the results of the divested businesses, net of tax. For Q2 2024 such results are presented only till the date of the first closing of the divestment when the Company sold its controlling stake in the businesses to be divested and deconsolidated the disposed businesses.

(3) Loss from disposal represents both the impairment of the held-for-sale component in Q1 2024 and the result of the deconsolidation as of the date of the first closing of the divestment. Such effects include the reclassification of the accumulated other comprehensive loss from equity to earnings which resulted from the change in reporting currency and attributable to the divested businesses.

Nebius Group

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

In USD millions	Three months ended June 30,			Six months ended June 30,
	2023	2024	Change	2023	2024	Change
Net income / (loss)	176.3	(97.5)	-155%	234.8	(414.0)	-276%
Less: Net (income) / loss from discontinued operations	(250.6)	58.2	-123%	(386.3)	295.1	-176%
Net loss from continuing operations	(74.3)	(39.3)	-47%	(151.5)	(118.9)	-22%
Add: depreciation and amortization	6.5	11.5	77%	13.4	20.4	52%
Add: certain SBC expense	3.3	(0.7)	-121%	5.1	1.5	-71%
Add: one-off restructuring and other expenses	-	43.5	n/m	-	43.5	n/m
Less: interest income	(1.0)	(12.7)	n/m	(2.2)	(13.1)	n/m
Less: (Income) / loss from equity method investments	1.4	(88.7)	n/m	2.2	(88.7)	n/m
Less: other income, net	(6.4)	14.7	-330%	(2.3)	15.7	n/m
Add: income tax expense	1.9	3.6	89%	1.4	0.6	-57%
Adjusted EBITDA/ (loss)	(68.6)	(68.1)	-1%	(133.9)	(139.0)	4%

Reconciliation of Adjusted Net Income / (loss) to U.S. GAAP Net Income / (loss)

In USD millions	Three months ended June 30,			Six months ended June 30,
	2023	2024	Change	2023	2024	Change
Net income / (loss)	176.3	(97.5)	-155%	234.8	(414.0)	-276%
Less: Net (income) / loss from discontinued operations	(250.6)	58.2	-123%	(386.3)	295.1	-176%
Net loss from continuing operations	(74.3)	(39.3)	-47%	(151.5)	(118.9)	-22%
Add: certain SBC expense	3.3	(0.7)	-121%	5.1	1.5	-71%
Less: foreign exchange (gains) / losses	(6.8)	13.8	-303%	(2.7)	13.6	n/m
Add: one-off restructuring and other expenses	-	43.5	n/m	-	43.5	n/m
Less: gain from revaluation of investment in the divested businesses	-	(88.7)	n/m	-	(88.7)	n/m
Tax effect of adjustments	-	(1.3)	n/m	-	(1.3)	n/m
Adjusted net loss	(77.8)	(72.7)	-7%	(149.1)	(150.3)	1%

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